                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                           Software AG Systems, Inc.
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                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  834025 10 8
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                                (CUSIP Number)


                              Robert B. Ott, Esq.
                                Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, DC  20004-1202
                                 (202) 942-5008
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         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                 May 22, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834025108                       13D                       Page 2 of 12

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1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Thayer Equity Investors III, L.P.

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2)   Check the Appropriate Box if a Member of a Group:
     (a)  [  x  ]
     (b)  [     ]

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3)   SEC Use only

--------------------------------------------------------------------------------
4)   Source of Funds:  00

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):  [    ].

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by Each Reporting Person with:

7)   Sole voting Power:                11,551,559

--------------------------------------------------------------------------------
8)   Shared Voting Power                    - 0 -

--------------------------------------------------------------------------------
9)   Sole Dispositive Power:           11,551,559

--------------------------------------------------------------------------------
10)  Shared Dispositive Power:              - 0 -

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     owned by Each Reporting Person:   11,551,559

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:    [   ]

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                   38.5%

--------------------------------------------------------------------------------
14)  Type of Reporting Person:                                               PN

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

CUSIP No. 834025108                       13D                      Page 3 of 12

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1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     TC Equity Partners, L.L.C.

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]

--------------------------------------------------------------------------------
3)   SEC Use only

--------------------------------------------------------------------------------
4)   Source of Funds:  00

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):     [   ].

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:                11,551,559

--------------------------------------------------------------------------------
8)   Shared Voting Power:                   - 0 -

--------------------------------------------------------------------------------
9)   Sole Dispositive Power:           11,551,559

--------------------------------------------------------------------------------
10)  Shared Dispositive Power:              - 0 -

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     owned by Each Reporting Person:   11,551,559

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:    [   ]

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                   38.5%

--------------------------------------------------------------------------------
14)  Type of Reporting Person:                                               00

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

CUSIP No. 834025108                       13D                      Page 4 of 12

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     TC Co-Investors, LLC

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]

--------------------------------------------------------------------------------
3)   SEC Use only

--------------------------------------------------------------------------------
4)   Source of Funds:  00

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):      [   ]

--------------------------------------------------------------------------------
6)   Citizenship or Place of organization:  Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:                    62,716

--------------------------------------------------------------------------------
8)   Shared Voting Power:                   - 0 -

--------------------------------------------------------------------------------
9)   Sole Dispositive Power:               62,716

--------------------------------------------------------------------------------
10)  Shared Dispositive Power:              - 0 -

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     owned by Each Reporting Person:       62,716

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes certain Shares:    [   ]

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                    0.2%

--------------------------------------------------------------------------------
14)  Type of Reporting Person:                                               00

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

CUSIP No. 834025108                       13D                      Page 5 of 12

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     TC Management Partners, L.L.C.

--------------------------------------------------------------------------------
2)   Check the Appropriate BOX if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]

--------------------------------------------------------------------------------
3)   SEC Use only

--------------------------------------------------------------------------------
4)   Source of Funds:  00

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):     [   ]

--------------------------------------------------------------------------------
6)   Citizenship or Place of organization:  Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by Each Reporting Person with:

7)   Sole Voting Power:                    62,716

--------------------------------------------------------------------------------
8)   Shared Voting Power:                   - 0 -

--------------------------------------------------------------------------------
9)   Sole Dispositive Power:               62,716

--------------------------------------------------------------------------------
10)  Shared Dispositive Power:              - 0 -

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     owned by Each Reporting Person:       62,716

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:    [   ]

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                    0.2%

--------------------------------------------------------------------------------
14)  Type of Reporting Person:                                               00

--------------------------------------------------------------------------------

CUSIP No. 834025108                       13D                      Page 6 of 12

--------------------------------------------------------------------------------
1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Carl J. Rickertsen

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2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]

--------------------------------------------------------------------------------
3)   SEC Use only

--------------------------------------------------------------------------------
4)   Source of Funds:    PF, 00

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):     [   ]

--------------------------------------------------------------------------------
6)   Citizenship or Place of organization:   U.S.

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power:                     8,000

--------------------------------------------------------------------------------
8)   Shared Voting Power               11,614,275

--------------------------------------------------------------------------------
9)   Sole Dispositive Power:                8,000

--------------------------------------------------------------------------------
10)  Shared Dispositive Power:         11,614,275

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     owned by Each Reporting Person:   11,622,275

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:    [   ]

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                   38.8%

--------------------------------------------------------------------------------
14)  Type of Reporting Person:                                               IN

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

CUSIP No. 834025108                       13D                      Page 7 of 12

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1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Paul G. Stern

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group:

     (a)  [ x ]
     (b)  [   ]

--------------------------------------------------------------------------------
3)   SEC Use only

--------------------------------------------------------------------------------
4)   Source of Funds:   00

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):      [   ].

--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:  U.S.

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

7)  Sole Voting Power:                      - 0 -

--------------------------------------------------------------------------------
8)   Shared Voting Power:              11,614,275

--------------------------------------------------------------------------------
9)   Sole Dispositive Power:                - 0 -

--------------------------------------------------------------------------------
10)  Shared Dispositive Power:         11,614,275

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     owned by Each Reporting Person:   11,614,275

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:    [   ]

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                   38.7%

--------------------------------------------------------------------------------
14)  Type of Reporting Person:                                               IN

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

CUSIP No. 834025108                       13D                      Page 8 of 12

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1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Frederic V. Malek

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2)   Check the Appropriate Box if a Member of a Group:
     (a)  [ x ]
     (b)  [   ]

--------------------------------------------------------------------------------
3)   SEC Use only

--------------------------------------------------------------------------------
4)   Source of Funds:  00

--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e):   [   ]

--------------------------------------------------------------------------------
6)   Citizenship or Place of organization:   U.S.

--------------------------------------------------------------------------------
Number of Shares Beneficially owned by Each Reporting Person with:

7)   Sole Voting Power:                     - 0 -

--------------------------------------------------------------------------------
8)  Shared Voting Power:               11,614,275

--------------------------------------------------------------------------------
9)  Sole Dispositive Power:                 - 0 -

--------------------------------------------------------------------------------
10)  Shared Dispositive Power:         11,614,275

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     owned by Each Reporting Person:   11,614,275

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:    [   ]

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):                   38.7%

--------------------------------------------------------------------------------
14)  Type of Reporting Person:                                               IN

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

CUSIP No. 834025108                       13D                      Page 9 of 12

                        AMENDMENT NO. 1 TO SCHEDULE 13D
                        -------------------------------

     The Schedule 13D, dated December 2, 1997, of Thayer Equity Investors III, L.P., TC Equity Partners, L.L.C., TC Co-Investors, LLC, TC Management Partners, L.L.C., Carl J. Rickertsen, Paul G. Stern and Frederic V. Malek (collectively, the "Reporting Persons") is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D. This Amendment No. 1 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.


ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Item 4 of the Schedule 13D is revised and amended and is restated as set forth below:

          Except for the 62,716 Shares held of record by TC Co-Investors and the 8,000 Shares acquired by Mr. Rickertsen on November 18, 1997, all of the Reporting Persons acquired their Shares in connection with the Recapitalization for purposes of exerting a controlling influence over the Issuer. TC Co-Investors acquired its Shares for investment purposes. Mr. Rickertsen acquired 8,000 Shares on November 18, 1997 in the IPO for investment purposes. Mr. Rickertsen and Dr. Stern currently serve as directors of the Issuer.

          Except as set forth herein, none of the Reporting Persons has any present plans, proposals or intentions that relate to or would result in any of the following actions: (a) the acquisition or disposition of securities of the Issuer; (b) any extraordinary corporate transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation; (c) selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; (d) merging or consolidating the Issuer or any of its subsidiaries with any person; (e) changing the current board of directors or management of the Issuer (including changing the number or terms of directors of the Issuer);
(f) materially changing the Issuer's capitalization, dividend policy, business or corporate structure; (g) making any change in the Issuer's charter or bylaws;
(h) taking any other action which might impede the acquisition of control of the Issuer by any person; (i) causing the Shares to be delisted from the New York Stock Exchange; (j) causing any class of the Issuer's equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (k) taking any action similar to any of those enumerated above.

          In their capacity as controlling persons with respect to the Issuer, the Reporting Persons (other than TC Co-Investors and TC Management) may pursue such or similar actions in the future. The Reporting Persons reserve the right to purchase additional Shares or dispose of Shares, pursuant to the terms of the Registration Rights Agreement (as hereinafter defined) or otherwise, from time to time as conditions appear advantageous for doing so. No specific transactions are currently planned.

CUSIP No. 834025108                       13D                      Page 10 of 12

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Item 5 of the Schedule 13D is revised and amended and is restated as set forth below:

          (a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each of the Reporting Persons are set forth below. Except as otherwise indicated, each Reporting Person has the sole power to vote and to dispose of the Shares listed opposite his or its name.


                                    NUMBER OF SHARES         PERCENT OF OUTSTANDING SHARES
  NAME OF BENEFICIAL OWNER         BENEFICIALLY OWNED                    OWNED*
----------------------------       ------------------        -----------------------------
Thayer Equity
  Investors III, L.P.                  11,551,559                        38.5%

TC Equity
  Partners, L.L.C./1/                  11,551,559                        38.5%

TC Co-Investors, L.L.C.                    62,716                         0.2%

TC Management
  Partners, L.L.C./2/                      62,716                         0.2%

Carl J. Rickertsen/3 4/                11,622,275                        38.8%

Paul G. Stern/3/                       11,614,275                        38.7%

Frederic V. Malek/3/                   11,614,275                        38.7%

Reporting Persons
  as a Group                           11,622,275                        38.8%

 * Based upon the 29,593,943 Shares outstanding as of May 18, 1998 and the issuance of 386,062 Shares offered by certain stockholders of the Company in the Secondary Offering pursuant to the exercise by such stockholders of outstanding stock options on May 21, 1998.
/1/ TC Equity is the sole general partner of Thayer and beneficially owns, and has sole voting and investment power with respect to, the Shares held of record by Thayer.
/2/ TC Management is the managing member of TC Co-Investors and beneficially owns, and has sole voting and investment power with respect to, the Shares held of record by TC Co-Investors.
/3/ Includes 11,551,559 Shares held of record by Thayer and 62,716 Shares held of record by TC Co-Investors. Messrs. Malek and Rickertsen and Dr. Stern are the members of TC Management and the principal members of TC Equity and may be deemed to be the beneficial owners of, and to have shared voting and investment power with respect to, the Shares held of record by each of Thayer and TC Co-Investors.
/4/ Consists of (i) 8,000 Shares held of record by Mr. Rickertsen, with respect to which Mr. Rickertsen has sole voting and investment power and (ii) 11,551,559 Shares held of record by Thayer and 62,716 Shares held of record by TC Co-Investors, with respect to which Mr. Rickertsen has shared voting and investment power.

CUSIP No. 834025108                       13D                      Page 11 of 12

          (c) On May 28, 1998, Thayer and TC Co-Investors sold 5,000,000 and 27,150 Shares respectively in an underwritten secondary public offering of the Issuer's common stock at a net price of $23.04 per share (the "Secondary Offering"). Except for the Secondary Offering, the Reporting Persons did not effect any transactions in the Shares during the past sixty days.

          (d)  Not Applicable.

          (e)  Not Applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

          Item 6 is hereby amended by adding the following paragraphs:

          In connection with the Secondary Offering, each of Thayer, TC Co-Investors, Mr. Rickertsen and Dr. Stern (collectively, the "Lock Up Parties") entered into a lock-up agreement in favor of BancAmerica Robertsen Stephens, Donaldson, Lufkin & Jenrette Securities Corporation, Smith Barney Inc. and EVEREN Securities, Inc., the representatives of the underwriters for the Secondary Offering (the 'Representatives'), each of which provides that the Lock Up Party may not sell or otherwise dispose of any Shares until August 20, 1998 without the prior written consent of the Representatives. Copies of the lock-up agreements are attached hereto as Exhibit A and are incorporated herein by reference.

          The sale by Thayer and TC Co-Investors of Shares in the Secondary Offering was made pursuant to their respective rights under the Registration Rights Agreement dated as of September 26, 1997, by and between Thayer and the Issuer (the "Registration Rights Agreement"). In connection with the Secondary Offering, Thayer and TC-Co Investors also have granted to the underwriters of the Secondary Offering an option, exercisable no later than June 21, 1998, to purchase an aggregate of up to 814,606 and 4,425 Shares from Thayer and TC Co-Investors respectively at a net price of $23.04 per share (together, the "Over-allotment Option").

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit A  Lock-Up Agreements of the Lock Up Parties.

          Exhibit B  Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1 of the Issuer's Registration Statement on Form S-1 (File No. 333-50645) filed on April 21, 1998).

CUSIP No. 834025108                       13D                      Page 12 of 12

SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.


          Dated.  June 17, 1998



THAYER EQUITY INVESTORS, III, L.P.       TC CO-INVESTORS, LLC

By:  TC Equity Partners, L.L.C.          By:  TC Management Partners, L.L.C.
       its General Partner                      its Managing Member

       By: /s/ Carl J. Rickertsen               By: /s/ Carl J. Rickertsen
           --------------------------               ----------------------------
           Carl J. Rickertsen                       Carl J. Rickertsen
           Member                                   Member


TC EQUITY PARTNERS, L.L.C.               TC MANAGEMENT PARTNERS, L.L.C.

       By: /s/ Carl J. Rickertsen               By: /s/ Carl J. Rickertsen
           --------------------------               ----------------------------
           Carl J. Rickertsen                       Carl J. Rickertsen
           Member                                   Member


       By: /s/ Carl J. Rickertsen               By:               *
           --------------------------               ----------------------------
           Carl J. Rickertsen                       Paul G. Stern


       By:             *
           --------------------------
           Frederic V. Malek


By:  /s/ Carl J. Rickertsen
     --------------------------------
     Carl J. Rickertsen
     Attorney-in-fact